

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

Via E-mail
Ira E. Shapiro
Chief Executive Officer
CodeSmart Holdings, Inc.
275 Seventh Avenue
7th Floor
New York, NY 10001

> **Re:** **CodeSmart Holdings, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed August 30, 2013**
> **File No. 333-180653**

Dear Mr. Shapiro:

We have reviewed your response letter dated August 30, 2013 as well as your filing and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Current Report on Form 8-K Filed August 30, 2013

Strategic Partnerships/Alliances, page 7

1.   Your response to comment 4 from our letter dated August 1, 2013 states that:

"Management has targeted $6.0 million in gross revenue for the fiscal year ending December 31, 2013. Management anticipates generating revenues from college and universities on a private label basis, partnerships with cooperating hospital programs, and coding partners."

We note your disclosure in this section that from "November 2012 to August 2013, the Company entered into several consulting agreements and established extensive relationship with strategic partners around the country, including colleges and universities, consulting firms, healthcare companies, technology companies, staffing companies, and other outsourced coding/billing companies." Please expand to discuss in greater detail the nature of the consulting agreements and "extensive relationship[s]" that you have entered into. Discuss any specific milestones that have been established, including milestones related to any receipts of revenues. Quantify the revenues that you have received as of a recent date or are contracted to receive from these agreements and relationships. Finally, please name the strategic partners to which you refer.

2.   Please provide us with an analysis as to whether your agreements with these strategic partners should be filed as exhibits.

Significant Accomplishments, page 10

3.   Please expand to name the "couple of companies" with which you have distribution agreements, discuss the nature of the arrangement including any fee structures, and provide an analysis as to whether you are required to file these agreements as exhibits.

4.   Please name the two regional extension centers that have endorsed CODESMART University.

Intellectual Property, page 10

5.   Please provide an analysis as to whether you are required to file the agreement with UCF as an exhibit.

Management's Discussion and Analysis of Financial Condition and Plan of Operations

6.   We note your added disclosure in response to comment 4 from our letter dated August 1, 2013, and we reissue such comment in part. As part of achieving a target of $6.0 million in gross revenue for the fiscal year ending December 31, 2013, we note that over the next twelve months of operations, you have "a goal of enrolling approximately 1,000 existing coders, 1,500 clinicians and approximately 5,000 new coders." Yet through the first three months of fiscal 2013, you had "earned $7,600 in tuition revenue for two students."

To flesh out your expectation of "generating revenues from college[s] and universities on a private label basis, partnerships with cooperating hospital programs, and coding partners," we would expect you to disclose in detail the reasonable basis for your goal to go from two students to thousands of students. Please revise both your plan of operations and capital resources and liquidity disclosure to provide this explanation.

Going Concern, page 13

7.   Please expand to disclose when and how you intend to raise the $3.0 to $5.0 million needed to support the growth of your current and expected future operations.

Employment Agreement of the Executive Officers, page 24

8.   We reissue prior comment 6 in part. The second paragraph states that "On May 8, 2013, the Company and Sharon Franey entered into an Employment Agreement, where ***Mr. Shapiro was employed as Chief Operating Officer*** and Director of the Company for a term of four years of four years with one-year automatic renewal term" (emphasis added). Please clarify whether Mr. Shapiro is employed as your Chief Operating Officer.

Index to Financial Statements

9.   We note from your response to comment 7 that the "pro forma financial information is the historical financial information of the accounting acquirer, The CodeSmart Group, Inc." However, we are not in a position to agree with your assessment of the pro forma requirement under Rule 8-05 of Regulation S-X. For example, pro forma financial information is necessary to reflect changes to the historical equity of the accounting acquirer prior to the merger. As another example, pro forma earnings/loss per share information should be recast for periods prior to the merger. Please fully address the pro forma requirement under Rule 8-05 of Regulation S-X.

Exhibits

10.   We reissue prior comment 8, which asked that you file complete versions of each of your material contracts. Please file a signed copy of the License and Supply Agreement with Amerinet Choice, LLC, including the signed Supplier Response Document that comprises Exhibit A of that agreement.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3611, with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Ms. Gracie Lin Zhou